REXFORD INDUSTRIAL REALTY, INC.
11620 Wilshire Boulevard, Suite 1000
Los Angeles, California 90025

August 28, 2024
Via EDGAR Transmission
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:    Catherine De Lorenzo

Re:    Rexford Industrial Realty, Inc.

Registration Statement on Form S-3 (Registration No. 333-281719)
Ladies and Gentlemen:
    In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (Registration No. 333-281719) (the “Registration Statement”) of Rexford Industrial Realty, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 30, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brent Epstein at (213) 891-8185.
    If you have any questions regarding the foregoing, please do not hesitate to contact Brent Epstein at (213) 891-8185, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

REXFORD INDUSTRIAL REALTY, INC.

		By:	/s/ Laura Clark
Name: Laura Clark
Title: Chief Financial Officer

cc:	David Lanzer, General Counsel
Brent Epstein, Latham & Watkins LLP